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                                                                  EXHIBIT (d)(4)
                             [PETROFINA LETTERHEAD]


PetroFina S.A.                                               February 17th, 1998

Public Relations & Communication

CF/mt

               PETROFINA-FINA, INC.: DEFINITIVE MERGER AGREEMENT

    (Dallas, United States and Brussels, Belgium - February 17, 1998) PetroFina S.A. (NYSE : FIN) and its U.S. subsidiary, Fina, Inc. (AMEX : FI) are pleased to announce that today they entered into a definitive agreement and plan of merger pursuant to which Fina, Inc. will become a wholly owned subsidiary of PetroFina.


    Under the terms of the agreement, current shareholders of Fina, Inc., other than PetroFina and its subsidiaries will receive in exchange for each Fina, Inc. share they currently hold, USD 60 and a warrant entitling the holder to purchase nine-tenths (0.9) of one PetroFina American Depositary Share ("ADS") at an exercise price of USD 42.25 per ADS. Thus, each 10 warrants will entitle the holder of those warrants, upon payment of USD 380.25, to receive 9 ADSs. The warrants will be exercisable for a period of 5 years from the effective date of the merger. PetroFina intends to seek listing of the warrants on the New York Stock Exchange.

    PetroFina and its subsidiaries own approximately 85 % of Class A common stock par value USD 0.50 per share, and 100 % of the shares of Class B common stock par value USD 0.50 per share of Fina, Inc. Approximately 4,420,000 shares of the Class A common stock are held by shareholders other than PetroFina and its subsidiaries.


    The agreement was recommended by a special committee of the Board of Directors of Fina, Inc. and approved by the Fina, Inc. Board of Directors. Goldman, Sachs & Co. acted as financial adviser to the special committee. The merger is subject to customary closing conditions. The shareholders will be receiving proxy materials related to the transaction, and PetroFina hopes that the merger will be completed in late June or July.



    Fina, Inc. and PetroFina also announced that they have entered into a Memorandum of Understanding with class counsel regarding the proposed comprehensive settlement of various class action lawsuits that had been filed relating to the transaction. The settlement is subject to, among other things, completion of definitive documentation relating to the settlement, court approval and consummation of the Merger.
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    PetroFina S.A. is the parent company of a world-wide integrated oil and petrochemical Group, headquartered in Brussels, Belgium. The Group's 1997 consolidated net income (excluding minority interests) has been estimated as 22.1 billion BEF, or 946 BEF per share, an increase of 39 percent over 1996. Apart from those of its U.S. affiliates, PetroFina's major refineries and petrochemical plants are situated in Belgium, United Kingdom and Italy. Its service station network, under the "Fina" brand name, includes 3,700 outlets in Europe. Its chemical sales focus on high-density polyethylene and polypropylene.

    Fina, Inc., through its subsidiaries, engages in crude oil and natural gas exploration and production, and natural gas marketing; petroleum products refining, supply and transportation, and marketing; and chemicals manufacturing and marketing. Fina, Inc.'s net income has been estimated as USD 126.4 million or USD 4.05 per share in 1997. Organized in 1956, Fina, Inc. is part of an international Group of companies affiliated with PetroFina S.A.

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